AIS

09046254

SEC Mail Processing
Section

MAY 18 2009

Washington, DC
110

SUPPL

May 14, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 050/2009**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2009

  Date: May 14, 2009

  Enclosure: 1. Reviewed consolidate and company financial statements for the first quarter of 2009 ended March 31, 2009
  2. Reports Reviewed Quarterly Financial Statements (F45-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pongamorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

dlw 5/28

Enclosure

AIS

May 14, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 050/2009**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2009

  Date: May 14, 2009

  Enclosure:
  1. Reviewed consolidate and company financial statements for the first quarter of 2009 ended March 31, 2009
  2. Reports Reviewed Quarterly Financial Statements (F45-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

RECEIPT COPY
Received by:
Date:

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2009

AIS-CP 050/2009

May 14, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2009

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 4/2009, which is held on May 14, 2009 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting (Special Agenda) No. 2/2009 held on April 8, 2009.

2. Approved the balance sheet, statement of income, and statement of cash flow for the first quarter of 2009 ended March 31, 2009.

3. Approved the appointment of Mr. Arak Chonlatanon as the Member of the Executive Committee replacing Dr. Dumrong Kasemset, who resigned from the position since May 13, 2009.

   Effective on May 14, 2009 onwards, the Company's Executive Committee will be composed of the following members;

1) Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee
2) Mr. Arak Chonlatanon	Member of the Executive Committee
3) Mr. Vikrom Sriprataks	Member of the Executive Committee
4) Ms. Nidchanun Santhaveesuk	Member of the Executive Committee
5) Mr. Ng Ching-Wah	Member of the Executive Committee

(F45-3)

ADVANC: reports reviewed quarterly financial statements as follows.

Advanced Info Service Plc. and Its subsidiaries

Reviewed

Ending: 31 March

(In thousands)

The Consolidated Financial Statement	Quarter 1	
	2009	2008
Net profit (loss)	4,567,274	5,123,729
EPS (Baht)	1.54	1.73

The Company Financial Statement	Quarter 1	
	2009	2008
Net profit (loss)	5,619,900	4,352,983
EPS (Baht)	1.90	1.47

Type of Report

- ☑ Unqualified Opinion
- ☐ Qualified Opinion
- ☐ Disclaimer of Opinion / Unable to reach any conclusion
- ☐ Adverse of Opinion

An emphasis of matters

- ☐ Yes
- ☑ No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2009

1Q09 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

1Q09 result reflected a slight improvement from the weak 4Q08 which was affected by political tension and airport closure. Service revenue excluding IC grew 1.6% q-o-q while margin improved from lower seasonal expenses. Y-o-y trend nevertheless remained weak from the slowdown in economy and dampened consumer sentiment. The revenue growth guidance remained at 3-4% despite of the slowdown in 1Q09 as recovery is expected in the second half of the year when the overall economic activities should be rising following the government stimulus packages. However, AIS is highly keen on controlling operational expenses this year amidst the weakness and uncertainty of external factors. Maintaining financial flexibility and generating strong cash flow from operation will be essential to weather the economic downturn.

Subscriber acquisition during the quarter was targeted for the quality of revenue the subscribers will generate. Dealers are provided with renewed incentives to support company's strategy of quality subscription. Meanwhile, price competition was relatively stable, no significant aggressive price plans that created disturbance to price stability. Rather, competition was focused on retention of existing customers to protect usage in a weak consumer spending atmostphere. Key organic growth of subscribers remained from the upcountry market, in particular the Northeastern region.

Brand activities to carry the communication of new corporate icon (Oon-jai) were continued during 1Q09, as well as the refreshment of postpaid brand under the concept "GSM Advance Smart Life". The price plans launched for postpaid product were also designed following the new concept "Mix and Match" while prepaid price plans focused on freedom to customers calling behavior. Campaigns in the growing upcountry market were as well significant, targeting localized price plans and content. One of the key success rural campaigns in the past two years and is carried on this year is "Sawasdee Luk Tung Tour Thai", an organized nationwide concert of upcountry music catering several popular upcountry singers in each geographical region of Thailand.

AIS kept its cash outstanding on balance sheet at exceptionally high level of Bt30bn. This high level of cash came from solid cash generated from operation of Bt12bn, as well as the issuance of Bt7.5bn new debenture in January. The purpose to maintain high cash level earlier in the year is to secure the cash need throughout the year and provide the highest flexibility for the company to weather any possible economy slowdown. The resolution from the annual general meeting of shareholders also approved the issuing and offering of debenture amounted not exceeding Bt15bn in preparation for the potential upcoming 3G license which would require an increase in capex and bidding fee.

OPERATIONAL HIGHLIGHTS

Net additions *of 272k for 1Q09, slowdown with the acquisition strategy focused on quality*

ARPU *and* ***Usage*** *continued to declined y-o-y but was more stable q-o-q*

Subscriber recorded 27.6m, representing 0.27m net additions for the quarter which slowed down from 0.54m in 4Q08 and 0.98m in 1Q08. The slowdown in subscriber addition reflects the company's strategy this year to focus on gaining quality subscriptions that would generate more sustainable ARPU while high subscriber growth during 2007-08 was heavily driven by multi-SIM users. Rural market was the key driver for subscriber additions and remains as strong growth area for organic penetration.

ARPU & MOU was more stabilized as a result of improved quality of subscription, with both ARPU and MOU being flat q-o-q but continued to decline y-o-y. Blended ARPU was flat q-o-q at Bt241 but down 14% y-o-y from Bt280 while blended MOU was flat q-o-q at 271 minute/sub/month but down 6.6% y-o-y.

SIGNIFICANT EVENTS

Revised guidance for FY09: *please refer to page 6.*

Change in financial reporting: *in accordance to the announcement by the Department of Business Development, Ministry of Commerce*

Profit & Loss Statement	*Previous reporting*	*New reporting*
Management benefit	*Directors' remuneration*	*Directors'remuneration + other management benefit*
Financial cost	*Interest expense*	*Interest expense + other financial cost*
SG&A	*SG&A (includes other management benefit and other financial cost)*	*Selling expense (marketing expense) Administrative expense (i.e. staff cost, bad debt, depreciation)*

FINANCIAL RESULTS

Service revenue excluded IC *fell 4.1% y-o-y from weak usage affected by slow economy*

EBITDA *fell 5% y-o-y but improved in margin from lower sales and higher net IC*

Net profit *of Bt4,567m fell 11% y-o-y from higher amortization*

Service revenue excluding IC (Bt million)	**1Q08**		**4Q08**		**1Q09**		**y-o-y**	**q-o-q**
Voice revenue	16,330	76.2%	15,458	76.4%	15,422	75.1%	-5.6%	-0.2%
Postpaid (voice)	3,786	17.7%	3,740	18.5%	3,674	17.9%	-3.0%	-1.7%
Prepaid (voice)	12,543	58.5%	11,718	57.9%	11,747	57.2%	-6.3%	0.2%
Non-voice revenue	2,681	12.5%	2,930	14.5%	3,168	15.4%	18.1%	8.1%
International roaming	1,147	5.4%	678	3.4%	832	4.0%	-27.5%	22.7%
Others (IDD, other fees)	1,268	5.9%	1,157	5.7%	1,125	5.5%	-11.3%	-2.8%
Total service revenue excl. IC	**21,426**	**100.0%**	**20,222**	**100.0%**	**20,546**	**100.0%**	**-4.1%**	**1.6%**

Service revenue exclude IC in 1Q09 was Bt20,546m, grew 1.6% q-o-q from the weak 4Q08 as a result of airport closure. The q-o-q growth was supported by strength of non-voice service and the partly recovered international traffic from foreign roamers. On y-o-y basis, service revenue excl. IC declined 4.1% y-o-y driven by weaker usage on voice call reflecting softness in consumer demand following the economy slowdown. Also, international roaming and international call were affected by lower number of tourists following the political impact.

Voice revenue declined 5.6% y-o-y as both prepaid and postpaid voice usage continued to soften. Compared to 4Q08, voice revenue slightly fell by 0.2% q-o-q due to weak postpaid usage while prepaid was stable. Pricing was relatively stable during the quarter with price plans targeted to retain subscriber usage.

Non-voice revenue was the main contributor to the overall growth, guarding against softness in voice revenue. It continued to grow 18% y-o-y and 8.1% q-o-q mainly from strong subscriber growth and usage on mobile internet (EDGE/GPRS) which grew 41% y-o-y and contributed 24% of total non-voice revenue in 1Q09. Content revenue also grew 37% y-o-y driven by more variety of content particularly the music-related ones. The q-o-q growth was driven by SMS traffic which picked up during the festive (New Year greetings) season.

Interconnection (Bt million)	**1Q08**	**4Q08**	**1Q09**	**y-o-y**	**q-o-q**
Revenue	4,256	3,854	3,721	-12.6%	-3.5%
Cost	4,139	3,507	3,447	-16.7%	-1.7%
Net Interconnection	117	347	273	133.8%	-21.2%

Cost of service excl.IC (Bt million)					
Amortization	4,380	4,569	4,596	4.9%	0.6%
Base station rental & utility	611	652	651	6.6%	-0.1%
Maintenance	425	472	428	0.6%	-9.4%
Others	945	945	944	-0.1%	-0.1%

SG&A (Bt million)					
Marketing expense	642	1,269	519	-19.1%	-59.1%
Administrative expense	1,894	1,967	1,896	0.1%	-3.6%
SG&A expenses	2,535	3,235	2,415	-4.7%	-25.3%
%marketing to total revenue	2.2%	4.8%	2.0%		
%bad debt to postpaid revenue	2.5%	3.9%	3.6%		
%SG&A to total revenue	8.9%	12.3%	9.2%		

International roaming (IR) were down 28% y-o-y as the political situation plunged the tourist arrival. However, when compared to 4Q08 that faced airport closure, the traffic during the quarter improved resulted in 23% q-o-q increase in roaming revenue.

Other revenue declined 11% y-o-y and 2.8% q-o-q mainly from the weak in **international call (IDD)** also affected from lower tourists.

Net interconnection (IC) was Bt273m declined from Bt347m in 4Q08 but increased from Bt117m in 1Q08. Both outgoing and incoming traffic continued to decline while outgoing traffic was 48% and on-net traffic was 77%.

Sales revenues for 1Q09 declined 32% y-o-y and 7.8% q-o-q due to weaker demand for new handsets as consumer spending contracted. **Sales margin** fell to 2.2% from 7.6% in 1Q08 but increased from -0.2% in previous quarter when there was stock clearance.

Cost of service exclude IC rose 4% y-o-y from higher network amortization which increased 5% y-o-y as new investment is amortized over a shorter remaining period of BTO contract. Utility also rose 6.6% y-o-y following the higher number of base stations (currently 14,900 BTS compared to 12,800 in 1Q08). On q-o-q basis, cost of service was relatively stable at -0.3% as amortization slightly increased 0.6% and utility was flat at -0.1% while network maintenance declined 9% q-o-q.

Marketing expense fell 19.1% y-o-y and 59% q-o-q from the usually high seasonal marketing spending in 4Q. While brand activities on both corporate icon (Oon-jai) and postpaid GSM advance continued in 1Q09, marketing spending was only 2% of total revenue, significantly below the 3% budget for the full year.

Administrative expense was flat y-o-y but declined 3.6% q-o-q due to lower staff cost. **Bad debt provision** (booked under admin expense) was 3.6% of postpaid revenue, a level that reflected reasonable growth of new postpaid subscription. The figure appeared high when compared to 2.5% in 1Q08, the period when the issue on low quality subscribers was just resolved. On q-o-q basis, bad debt was lower from 3.9% in 4Q08.

Other income declined 4.1% y-o-y to Bt184m from 192m in 1Q08 and fell 26% q-o-q from Bt249m in 4Q08 as there was one-off gain from a long outstanding payable in 4Q.

EBITDA (Bt million)	**1Q08**	**4Q08**	**1Q09**	**y-o-y**	**q-o-q**
Operating profit	**7,714**	**5,869**	**6,849**	**-11.2%**	**16.7%**
Depreciation PPE	755	759	765		
Network amortization	3,846	4,054	4,075		
Gain (loss) on disposals of PPE	0	5	-1		
Management benefit	-33	-17	-17		
Other financial cost	-20	-30	-20		
EBITDA	**12,277**	**10,640**	**11,652**	**-5.0%**	**9.5%**
EBITDA margin	42.9%	40.5%	44.3%		

Financial Cost	**1Q08**	**4Q08**	**1Q09**	**y-o-y**	**q-o-q**
Interest expenses	374	440	488	30.4%	11.0%
Other financial costs	20	30	20	-1.7%	-34.4%
Financial cost	**394**	**469**	**508**	**28.8%**	**8.2%**

EBITDA was Bt11,652m fell 5% y-o-y from the decline in both service revenue and sales. EBITDA margin nevertheless improved to 44.3% from 42.9% in 1Q08 due to improvement in net IC receipt as well as the lower proportion of handset sales which usually contributes minimal margin. On q-o-q basis, despite of flat revenue, EBITDA rose 9.5% while EBITDA margin also improved by 380bpsdue to lower marketing spending and staff cost.

Financial cost rose 29% y-o-y and 8.2% q-o-q, due to increase in outstanding debt to Bt39bn from Bt26bn in 1Q08 and Bt34bn in 4Q08.

Net profit was Bt4,567m in 1Q09 improved from Bt420m in the previous quarter mainly due to the goodwill impairment of Bt3,553m in 4Q08. Normalized net profit declined 11.1% y-o-y as revenue fell and amortization increased. On q-o-q basis, normalized net profit grew 14.9% from Bt3,973m in 4Q08 as a result of lower SG&A expense.

Consolidated (Bt million)	Tax deductible	Where	1Q08	4Q08	1Q09	y-o-y	q-o-q
Net income			**5,124**	**420**	**4,567**	**-10.9%**	**986.3%**
Add: Impairment of DPC goodwill	No	*Impairment loss*	-	3,553	-		
Goodwill write-off*	No	*SGA*	15	-	-		
Normalized net income			**5,139**	**3,973**	**4,567**	**-11.1%**	**14.9%**

** Recognized in 1Q08 from sales of equity stake in a subsidiary, ADC*

Balance sheet structure

Bt million	4Q08	%to total asset	1Q09	%to total asset
Cash	16,325	12.7%	30,053	21.8%
ST investment	140	0.1%	20	0.0%
Trade receivable	5,790	4.5%	5,094	3.7%
Inventories	1,593	1.2%	1,266	0.9%
Other	3,048	2.4%	2,536	1.8%
Current Asset	**26,896**	**21.0%**	**38,968**	**28.3%**
Networks and PPE	81,189	63.4%	79,318	57.6%
Intangible asset	6,538	5.1%	6,529	4.7%
Defer tax asset	10,075	7.9%	10,075	7.3%
Others	3,383	2.6%	2,753	2.0%
Total Assets	**128,081**	**100.0%**	**137,644**	**100.0%**
Trade accounts payable	4,263	3.3%	3,826	2.8%
CP of LT loans	7,038	5.5%	3,889	2.8%
Accrued R/S expense	2,719	2.1%	4,058	2.9%
Others	10,839	8.5%	10,781	7.8%
Current Liabilities	**24,860**	**19.4%**	**22,553**	**16.4%**
Total interest-bearing debt	34,329	26.8%	39,084	28.4%
Total Liabilities	**54,646**	**42.7%**	**59,596**	**43.3%**
Total Equity	73,436	57.3%	78,048	56.7%

Total asset in 1Q09 was Bt137,644m, increased from Bt128,081m in 4Q08, caused by sharp increase in cash to Bt30,053m from Bt16,325m in 4Q08 as AIS issued Bt7.5bn debentures during the quarter. While networks, property and equipment dropped 2.3% q-o-q as amortization of assets was higher than new capex.

Liquidity As cash significantly built up during 1Q09, the Company has higher level of liquidity with increased current ratio to 1.73 from 1.08 in 2008. Current liabilities also declined as the Company repaid Bt3.2bn of long-term loan and debentures, resulted in reduction of current portion of long-term loan to Bt3,889m from Bt7,038m in 4Q08.

Debentures and loans increased to Bt39,084 from Bt34,329 at end of 2008. AIS issued 3.5-year and 5-year debentures in total of Bt7.5bn during the quarter. This drawdown was prepared to replace the upcoming retired debentures for 2009, Bt3.2bn of which was due in March and another Bt3.4bn to be due in September. In addition, AIS also got shareholder's approval for additional Bt15bn debenture this year in preparation of investment in 3G. Average cost of debt during 1Q09 was 4.8% while all foreign debt was fully hedged.

Capital structure Despite of higher debt, net debt was lower to Bt9,031m from Bt18,005m. Capital structure therefore remained strong with debt ratio (total liabilities/total assets) stable at 43% while net debt to equity fell to 12% from 25% in 4Q08.

Unit: million	Balance 1Q09	Repayment 3Q09	Repayment 2010	2011	2012	2013	2014
Long term loan(1)	16,189	460	457	9,938	449	447	2,886
Debenture(2)	22,895	3,427	-	4,000	5,000	8,000	2,500
Total debt	**39,084**	**3,887**	**457**	**13,938**	**5,449**	**8,447**	**5,386**

Bt million	4Q08	1Q09
Debt ratio	43%	43%
Net debt to equity	25%	12%
Total liabilities to equity	74%	76%

(1) includes swap contract; (2) includes bond issuing cost

Cash Flow

Cash flow position remained strong to supported both CAPEX and debt repayment. For 1Q09, the Company generated operating cash flow of Bt12bn, which slightly decreased from Bt12.5bn in 1Q08. Despite of the strong operating cash flow, the drawdown of Bt7.9bn long-term loans and debentures was to repay Bt3.2bn of debts, as well as financed CAPEX of Bt3.1bn. Most of cash generated from operation was therefore kept on balance sheet resulted in the sharp increase in cash of Bt13.8bn. This high level of cash is expected to provide flexibility to the Company for future cash need including dividend payment in 2Q09 (AGM in on April 10th approved payment of Bt3.3/share) and the upcoming retirement of Bt3.4bn debentures in 3Q09.

Source and use of fund: 1Q09

1Q09 **Source of Fund**		**Use of Fund**	Bt. million
Operating CF before change in working capital	12,030	CAPEX & Fixed assets	3,131
Share capital and share premium	44	Finance cost paid	510
Interest received	73	Cash increase	13,761
Investment	96	Repayment of LT borrowing	3,206
Disposal of property and equipment	4		
Proceed from LT borrowing	7,961		
Changes in working capital	400		
Total	**20,608**	**Total**	**20,608**

FY2009 MANAGEMENT OUTLOOK & STRATEGY

Market subscriber forecast	5m net additions for the market
Market share	Maintain revenue market share
Service revenue	3-4% service revenue growth
Marketing expense	3% of total revenue (equivalent to 3.5% of total revenue excluding IC)
Network amortization	8-10% rise (network amortization and depreciation as booked under cost of service only, exclude PPE depreciation in SGA, and amortization of operation right)
EBITDA margin	41-42% (equivalent to 48-49% exclude IC)
Capex	Bt13-15bn cash capex (including 3G on 900MHz)
Net IC revenue	Bt400-700m

The telecom market growth is expected to significantly slow down during 2009, following the weakness in economic growth. AIS expect to grow its revenue at 3-4% supported by (1) continued penetration in the upcountry market where consumers are still relatively well-off from the agricultural sector; (2) benign competition with competitive focus gearing toward customer experience, retention program, and quality subscribers rather than aggressive price play; (3) outperforming non-voice service but with slower growth of 10-15% compared to 28% growth in 2008, reflecting lower consumer spending. In addition, handset sales revenue is also expected to slowdown in 2009 following softer consumer demand.

The mobile penetration is expected to reach over 100% in 2009 with overall market net additions on the more organic growth of 5 million, unlike the hype of multiple SIMs in 2007-08 which drove net additions to 8-10 million per year. Since multiple SIMs impact is mostly prevalent in the urban area, the rural market is estimated to remain only 50-60% penetrated and therefore posts opportunity for organic subscriber growth. AIS's strength in rural network coverage, premium quality and distinctive brand presence will be the key to win in these markets and will serve the aim to maintain overall revenue market share.

The interconnection regime helped bring in price rationality and stability reflected in benign price competition during the past six consecutive quarters. Since the new industry structure was in place, the industry players have been adjusting tariff structure and pricing accordingly to balance between revenue growth and the cost of interconnection. The trend is expected to continue with competition moving away from price-driven/aggressive acquisition strategy toward quality, segment-campaigns, and customer loyalty. Less irrational pricing will translate into less excessive demand on capacity and hence lower burden on capex requirement. Operating expense will also be less pressured as incentives will be toward better quality of revenue, and the right mix of marketing activities to ensure the quality growth amidst a mild-spending mentality of consumers. With AIS's large-scale advantage, the focus of operation in 2009 will be to control its cash operating expense with an aim to deliver stable margin.

Mobile data service will be the key growth driver in the next 3-5 years. The higher speed of data provided in 2008 through EDGE technology was the main supporter of 28% growth. 2009 will be challenging without 3G as consumer demand will be softer, hence the data revenue is expected to grow only 10-15%. The positive side of this projected growth is that even during the heighten inflation in mid-2008 and the weak sentiment in 4Q08, non-voice revenue was still delivering outperforming growth over 20%.

3G license will be the key milestone this year as AIS is working closely on all fronts to ensure highest possibility of attaining the new license which will allow all industry players to operate at more level-playing field under a fair cost structure. Operationally, AIS has been preparing for readiness to ensure the shortest launch time for commercial service. Financially, AIS is also well-shape to support the funding needs, partly reflected in the success of debenture issuance in Jan-09. While macro environment post a significant challenge this year, the operational large-scale advantage and solid financial strength will support AIS's flexibility to grow amidst this tough year.

FINANCIAL SUMMARY

P&L summary	1Q08	4Q08	1Q09	y-o-y	q-o-q
Service revenue	25,682	24,077	24,267	-5.5%	0.8%
Sales revenue	2,966	2,194	2,033	-31.4%	-7.3%
Total revenue	**28,648**	**26,270**	**26,300**	**-8.2%**	**0.1%**
Cost of service	(10,500)	(10,145)	(10,065)	-4.1%	-0.8%
Revenue sharing	(5,157)	(4,823)	(4,982)	-3.4%	3.3%
Cost of Sales	(2,742)	(2,198)	(1,988)	-27.5%	-9.6%
Gross Profit	**10,249**	**9,104**	**9,264**	**-9.6%**	**1.8%**
SG&A	(2,535)	(3,235)	(2,415)	-4.7%	-25.3%
EBITDA	**12,277**	**10,640**	**11,652**	**-5.0%**	**9.5%**
EBT	7,344	2,118	6,529	-11.1%	208.2%
Net Income	**5,124**	**420**	**4,567**	**-10.9%**	**986.3%**

Breakdown – Service revenue	1Q08	4Q08	1Q09
Postpaid – voice	17.7%	18.5%	17.9%
Prepaid – voice	58.5%	57.9%	57.2%
Postpaid – data	5.2%	6.3%	6.8%
Prepaid – data	7.3%	8.2%	8.6%
International roaming	5.4%	3.4%	4.0%
Others (IDD, other fees)	5.9%	5.7%	5.5%
Sales revenue			
Handset	95.0%	94.5%	94.0%
SIM	5.0%	5.5%	6.0%

Breakdown – Cost of service	1Q08	4Q08	1Q09
Amortisation	68.8%	68.8%	69.4%
Base station	9.6%	9.7%	9.8%
Maintenance	6.7%	7.0%	6.5%
Others	14.9%	14.5%	14.3%
Cost of sales			
Handset	97.6%	96.2%	96.6%
SIM	2.4%	3.8%	3.4%

Balance Sheet summary	1Q08	4Q08	1Q09
Current Assets	26,450	26,896	38,968
Fixed Assets	84,698	81,189	79,318
Total Assets	132,680	128,081	137,644
Total Liabilities	51,937	54,646	59,596
Retained Earnings	52,122	47,755	52,322
Total Equities	80,743	73,436	78,048

Key Ratios	1Q08	4Q08	1Q09
EBITDA	12,277	10,640	11,652
EBITDA Margin	42.9%	40.5%	44.3%
Interest Coverage (x)	20.5	13.3	14.0
DSCR (x)	6.3	3.4	5.6
Net Debt / EBITDA (x)	0.23	0.42	0.19
Net debt to Equity (x)	0.14	0.25	0.12
Total Liabilities to Equity (x)	0.64	0.74	0.76
Free cash flow to EV (%)	10.4%	8.4%	11.0%
ROE (%)	26%	20%	23%

OPERATIONAL DATA

Subscribers	**1Q08**	**4Q08**	**1Q09**
GSM Advance	2,243,100	2,534,200	2,586,300
GSM 1800	81,400	77,800	76,900
Postpaid	2,324,500	2,612,000	2,663,200
Prepaid	22,762,80	24,698,20	24,918,60
Total subscribers	25,087,30	27,310,20	27,581,80
Net additions			
Postpaid	38,600	123,000	51,200
Prepaid	943,300	412,600	220,400
Total net additions	981,900	535,600	271,600
Churn rate (%)			
Postpaid	1.9%	2.0%	2.0%
Prepaid	4.4%	5.2%	4.8%
Blended	4.2%	4.9%	4.6%
Subscriber market share			
Postpaid	41%	40%	n/a
Prepaid	46%	45%	n/a
Total	46%	44%	n/a
ARPU excl. IC (Bt)			
GSM Advance	757	695	678
GSM 1800	729	666	636
Postpaid	756	695	677
Prepaid	231	193	195
Blended	280	241	241
ARPU incl. net IC (Bt)			
GSM Advance	707	647	634
GSM 1800	729	649	620
Postpaid	708	647	634
Prepaid (One-2-Call!)	237	203	203
Blended	282	245	244
MOU (minutes: billable outgoing only)			
GSM Advance	594	546	533
GSM 1800	476	487	480
Postpaid	589	544	531
Prepaid	260	242	243
Blended	290	270	271
Traffic			
% outgoing to total minute	48%	49%	48%
% on-net to total outgoing minute	71%	76%	77%

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2009

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2009, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2009 and 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 18 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
14 May 2009

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	31 March 2009 (Unaudited)	31 December 2008	31 March 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		28,759,937	15,009,291	12,177,563	2,665,329
Specifically-designated bank deposits	*4*	1,292,866	1,315,263	-	-
Current investments		20,211	140,120	-	-
Trade accounts receivable	*3, 5*	5,093,563	5,790,416	7,792,910	9,678,541
Amounts due from and loans to related parties	*3*	423	437	1,030,565	489,689
Inventories		1,265,746	1,592,505	77,208	95,095
Value added tax receivables		264,758	240,915	264,758	240,915
Other current assets		2,270,680	2,806,768	1,603,459	1,609,575
Total current assets		**38,968,184**	**26,895,715**	**22,946,463**	**14,779,144**
Non-current assets					
Investments in subsidiaries	*6*	-	-	20,223,107	20,223,107
Other long-term investments		179,828	155,367	92,761	92,761
Property, plant and equipment	*7*	8,234,422	8,143,679	6,042,942	6,447,756
Assets under the Agreements for operation	*7*	71,084,531	73,045,439	67,418,761	69,084,401
Swap and Forward contracts receivable	*14*	1,836,884	2,483,941	1,836,884	2,483,941
Intangible assets	*7*	6,528,839	6,537,923	1,177,837	1,069,453
Deferred tax assets		10,075,190	10,075,260	9,195,604	9,203,866
Other non-current assets		736,363	743,965	656,124	660,145
Total non-current assets		**98,676,057**	**101,185,574**	**106,644,020**	**109,265,430**
Total assets		**137,644,241**	**128,081,289**	**129,590,483**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 31 March 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	31 March 2009 (Unaudited)	31 December 2008	31 March 2009 (Unaudited)	31 December 2008
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*3, 8*	3,825,637	4,263,084	3,373,564	3,664,297
Amounts due to and short-term loans from related parties	*3*	204,349	486,336	632,099	6,427,555
Current portion of long-term borrowings	*9*	3,889,173	7,037,683	3,885,169	7,033,270
Accrued revenue sharing expenses	*1*	4,057,574	2,719,081	3,526,218	2,281,051
Unearned income - mobile phone service		3,151,904	3,408,291	3,769,023	3,933,684
Advanced receipts from customers		764,413	983,237	-	-
Income tax payable		4,239,481	2,859,375	3,463,540	2,203,959
Other current liabilities		2,420,512	3,102,749	2,425,177	2,906,117
Total current liabilities		**22,553,043**	**24,859,836**	**21,074,790**	**28,449,933**
Non-current liabilities					
Long-term borrowings	*9*	37,031,553	29,774,426	37,024,735	29,767,173
Other non-current liabilities		11,376	11,382	-	-
Total non-current liabilities		**37,042,929**	**29,785,808**	**37,024,735**	**29,767,173**
Total liabilities		**59,595,972**	**54,645,644**	**58,099,525**	**58,217,106**
Equity					
Share capital	*10*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,961,749	2,961,740	2,961,749	2,961,740
Additional paid-in capital					
Premium on ordinary shares	*11*	21,546,061	21,545,336	21,546,061	21,545,336
Advanced receipts for share subscription		42,856	-	42,856	-
Unrealised surpluses					
Fair value changes on dilution of investment		161,187	161,187	-	-
Fair value changes on other investments		820	-	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		52,322,074	47,754,800	46,440,292	40,820,392
Total equity attributable to equity holders of the Company		**77,534,747**	**72,923,063**	**71,490,958**	**65,827,468**
Minority interests		513,522	512,582	-	-
Total equity		**78,048,269**	**73,435,645**	**71,490,958**	**65,827,468**
Total liabilities and equity		**137,644,241**	**128,081,289**	**129,590,483**	**124,044,574**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of income
For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		24,266,650	25,682,092	23,305,645	24,611,962
Revenue from sale of goods		2,033,319	2,965,852	-	-
Total revenues		**26,299,969**	**28,647,944**	**23,305,645**	**24,611,962**
Cost					
Cost of rendering of services and equipment rentals		(10,065,209)	(10,500,207)	(9,967,160)	(10,493,767)
Revenue sharing expense		(4,982,208)	(5,156,819)	(4,697,258)	(4,832,575)
Cost of sale of goods		(1,988,119)	(2,741,873)	-	-
Total cost		**(17,035,536)**	**(18,398,899)**	**(14,664,418)**	**(15,326,342)**
Gross profit		**9,264,433**	**10,249,045**	**8,641,227**	**9,285,620**
Selling and administrative expenses					
Selling expenses		(518,971)	(641,736)	(472,667)	(618,961)
Administrative expenses		(1,896,420)	(1,893,722)	(1,870,121)	(1,933,418)
Total selling and administrative expenses		**(2,415,391)**	**(2,535,458)**	**(2,342,788)**	**(2,552,379)**
Profit from sales, services and equipment rentals		**6,849,042**	**7,713,587**	**6,298,439**	**6,733,241**
Other operating income		183,861	191,786	128,309	134,380
Net foreign exchange gain (loss)		20,837	(134,094)	15,555	(143,375)
Management benefit expenses		(16,631)	(32,751)	(16,553)	(24,258)
Operating results		**7,037,109**	**7,738,528**	**6,425,750**	**6,699,988**
Dividend income	*3*	-	-	1,482,496	-
Profit before finance costs and income tax expenses		**7,037,109**	**7,738,528**	**7,908,246**	**6,699,988**
Finance costs		(507,625)	(394,178)	(515,265)	(480,356)
Income tax expense		(1,961,267)	(2,199,124)	(1,773,081)	(1,866,649)
Profit for the period		**4,568,217**	**5,145,226**	**5,619,900**	**4,352,983**
Attributable to :					
Equity holders of the Company		4,567,274	5,123,729	5,619,900	4,352,983
Minority interests		943	21,497	-	-
Profit for the period		**4,568,217**	**5,145,226**	**5,619,900**	**4,352,983**
Earnings per share (Baht)	*13*				
Basic		1.54	1.73	1.90	1.47
Diluted		1.54	1.73	1.90	1.47

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

		Consolidated financial statements									
				Additional paid-in capital	Unrealised surplus		Retained earnings				
	Note	Issued and paid-up share capital	Advance receipts for share subscription	Share premium	Revaluation difference on dilution of investment	Revaluation difference on other investments	Legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)									
Balance at 1 January 2008		**2,958,123**	**15,377**	**21,250,964**	**161,187**	**-**	**500,000**	**49,998,652**	**74,884,303**	**576,498**	**75,460,801**
Profit for the period		-	-	-	-	-	-	5,123,729	5,123,729	21,497	5,145,226
Transfer of advanced receipts to additional shares	*10,11*	219	(15,377)	15,158	-	-	-	-	-	-	-
Issue of share capital	*10,11*	1,969	-	164,298	-	-	-	-	166,267	-	166,267
Advanced receipts for share subscription	*11*	-	61,913	-	-	-	-	-	61,913	-	61,913
Decrease in minority interest from the addition of shares		-	-	-	-	-	-	-	-	(91,070)	(91,070)
Balance at 31 March 2008		**2,960,311**	**61,913**	**21,430,420**	**161,187**	**-**	**500,000**	**55,122,381**	**80,236,212**	**506,925**	**80,743,137**
Balance at 1 January 2009		**2,961,740**	**-**	**21,545,336**	**161,187**	**-**	**500,000**	**47,754,800**	**72,923,063**	**512,582**	**73,435,645**
Net change in fair value recognised in equity		-	-	-	-	820	-	-	820	-	820
Profit for the period		-	-	-	-	-	-	4,567,274	4,567,274	943	4,568,217
Issue of share capital	*10,11*	9	-	725	-	-	-	-	734	-	734
Advanced receipts for share subscription	*11*	-	42,856	-	-	-	-	-	42,856	-	42,856
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(3)	(3)
Balance at 31 March 2009		**2,961,749**	**42,856**	**21,546,061**	**161,187**	**820**	**500,000**	**52,322,074**	**77,534,747**	**513,522**	**78,048,269**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

				Separate financial statements			
				Additional paid-in capital	Retained earnings		
	Note	Issued and paid-up share capital	Advance receipts for share subscription	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2008		**2,958,123**	**15,377**	**21,250,964**	**500,000**	**43,227,644**	**67,952,108**
Profit for the period		-	-	-	-	4,352,983	4,352,983
Transfer of advanced receipts to additional shares	*10,11*	219	(15,377)	15,158	-	-	-
Issue of share capital	*10,11*	1,969	-	164,298	-	-	166,267
Advanced receipts for share subscription	*11*	-	61,913	-	-	-	61,913
Balance at 31 March 2008		**2,960,311**	**61,913**	**21,430,420**	**500,000**	**47,580,627**	**72,533,271**
Balance at 1 January 2009		**2,961,740**	-	**21,545,336**	**500,000**	**40,820,392**	**65,827,468**
Profit for the period		-	-	-	-	5,619,900	5,619,900
Issue of share capital	*10,11*	9	-	725	-	-	734
Advanced receipts for share subscription	*11*	-	42,856	-	-	-	42,856
Balance at 31 March 2009		**2,961,749**	**42,856**	**21,546,061**	**500,000**	**46,440,292**	**71,490,958**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Statements of cash flows
For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period	4,568,217	5,145,226	5,619,900	4,352,983
Adjustments for				
Depreciation	764,651	754,578	702,368	724,581
Amortisation	4,094,989	3,868,784	3,655,446	3,420,060
Interest income	(120,442)	(67,835)	(41,279)	(30,222)
Dividend income from subsidiaries	-	-	(1,482,496)	-
Finance costs	507,625	394,178	515,265	480,356
Impairment loss of goodwill	-	15,140	-	-
Doubtful accounts and bad debts expense	182,317	124,065	181,662	122,234
Allowance for obsolete inventories and loss from inventories write-off	65,751	24,597	13,368	16,049
Gain on disposals of property, plant and equipment	(838)	(174)	(1,008)	(118)
Unrealised loss on exchange	6,226	97,868	7,141	97,827
Deferred tax	70	(45,655)	8,262	(51,926)
Income tax expense	1,961,197	2,244,779	1,764,819	1,918,575
Profit before changes in operating assets and liabilities	12,029,763	12,555,551	10,943,448	11,050,399
Changes in operating assets and liabilities				
Specifically-designated bank deposits	22,397	34,010	-	-
Trade accounts receivable	518,034	2,716,020	1,707,498	2,153,551
Amounts due from related parties	14	104	(15,876)	4,140
Inventories	260,851	(839,765)	4,519	(8,023)
Value added tax receivable	(46,425)	(38,013)	(46,425)	(38,013)
Other current assets	619,093	137,443	45,246	28,928
Forward and swap contracts receivable	(1,533)	-	(1,518)	-
Other non-current assets	(12,360)	(255,988)	(12,277)	(251,384)
Trade accounts payable	(257,579)	2,177	(62,517)	(139,387)
Amounts due to related parties	(281,987)	(6,441)	(295,456)	119,290
Accrued revenue sharing expenses	1,338,493	1,347,068	1,245,167	1,167,354
Unearned income - mobile phone service	(256,388)	(36,183)	(503,676)	(159,886)
Advanced receipts from customers	(218,824)	(132,670)	-	-
Other current liabilities	(695,875)	282,126	(153,477)	384,590
Other non-current liabilities	(140)	(40)	-	-
Income tax paid	(587,473)	(955,387)	(505,237)	(866,341)
Net cash provided by operating activities	**12,430,061**	**14,810,012**	**12,349,419**	**13,445,218**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	72,821	58,699	31,136	23,861
Short-term loans to subsidiaries	-	-	(525,000)	(13,500)
Net changes in current investments	119,962	(1,609,901)	-	-
Net change in long-term investment	(23,693)	-	-	-
Additional investment in a subsidiary	-	(126,000)	-	(126,000)
Proceeds from disposals of property and equipment	4,305	1,583	3,894	8,305
Purchase of property, plant, equipment and computer software	(888,398)	(517,204)	(473,164)	(436,942)
Purchase of assets under the Agreements for operation	(2,242,526)	(1,593,444)	(2,126,321)	(1,578,630)
Dividend received from subsidiaries	-	-	1,482,496	-
Net cash used in investing activities	**(2,957,529)**	**(3,786,267)**	**(1,606,959)**	**(2,122,906)**
Cash flows from financing activities				
Interest paid	(471,919)	(464,436)	(483,032)	(589,722)
Other finance costs paid	(38,184)	(19,959)	(36,796)	(19,375)
Repayments of short-term loan from financial institutions	-	(3,500,000)	-	(3,500,000)
Proceeds of short-term loans from a subsidiary	-	-	-	400,000
Repayments of short-term loans from a subsidiary	-	-	(5,500,000)	(6,900,000)
Proceeds of long-term borrowings	7,961,304	-	7,961,304	-
Repayments of long-term borrowings	(3,199,999)	(750,000)	(3,199,999)	(750,000)
Finance lease principal payments	(6,003)	(6,184)	(4,621)	(3,571)
Proceeds from issue of ordinary shares	734	166,267	734	166,267
Advanced receipts for share subscription	42,856	61,913	42,856	61,913
Dividends paid to minority interests	(3)	-	-	-
Net cash provided (used) in financing activities	**4,288,786**	**(4,512,399)**	**(1,219,554)**	**(11,134,488)**
Net increase in cash and cash equivalents	**13,761,318**	**6,511,346**	**9,522,906**	**187,824**
Cash and cash equivalents at beginning of period	15,009,291	6,822,085	2,665,329	3,713,235
Effect of exchange rate changes on balances held in foreign currencies	(10,672)	(76,479)	(10,672)	(76,479)
Cash and cash equivalents at end of period	**28,759,937**	**13,256,952**	**12,177,563**	**3,824,580**
Supplemental disclosures of cash flow information				
Non-cash transactions				
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operation	1,628,789	1,820,973	1,183,713	1,588,465

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month period ended 31 March 2009 (Unaudited)

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Specifically-designated bank deposits
5	Trade accounts receivable
6	Investments in subsidiaries
7	Capital expenditure
8	Trade accounts payable
9	Interest-bearing borrowings
10	Share capital
11	Warrants
12	Segment information
13	Earnings per share
14	Financial instruments
15	Commitments with non-related parties
16	Interconnection agreements
17	Significant event
18	Events after the balance sheet date
19	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 14 May 2009.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.67% *(31 December 2008: 42.67%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.34% *(31 December 2008: 21.34%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator which the Company has been granted the permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement is ended on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation the 900-MHz Cellular to TOT when the installation has been completed and the Company shall pay TOT the annual revenue sharing in according with the Agreement at the percentage of each annual revenues and any benefit from the mobile phone service prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	Percentage of revenues	Minimum annual revenue sharing *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator which Advanced Data network Communications Co., Ltd. ("ADC"), a subsidiary, has been granted the permission from TOT under the Agreement dated 19 September 1989, rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of Metropolitan Telephone Exchange.

   Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT the annual revenue sharing in

according with the Agreement at the percentage of each annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deduct any expenses and any tax or the payment of the annual revenue sharing is equaling to the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 to TOT on 17 March 1998 to swap of such waiver.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator which Digital Phone Company Limited ("DPC"), a subsidiary, has been granted the permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz nationwide. DPC started the operation commencing from 28 May 1997 ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of each annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deduct any expenses any tax and fees which are not less than Baht 5,400 million as the payments follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 31 March 2009 and 31 December 2008 were as follows:

Name of the entities	**Type of business**	**Country of incorporation**	**Ownership interest (%)**	
			31 March 2009	31 December 2008
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Datanetwork Solutions Co., Ltd.	In liquidation on 16 December 2008	Thailand	49.00	49.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			31 March 2009	31 December 2008
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television	Thailand	99.99	99.99
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand and the Announcement of the Department of Business Development B.E. 2009.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

The Group has adopted the following revised Thai Accounting Standards ("TAS") which were issued by the FAP during 2008 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007) *Impairment of Assets*

TAS 54 (revised 2007) *Non-current Assets Held for Sale and Discontinued Operations*

The adoption of these revised TAS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	**Country of incorporation / nationality**	**Nature of relationships**
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.67% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.34% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the three-month periods ended 31 March 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
Service income				
Subsidiaries	-	-	330	353
Shin Corporation and its related parties	34	45	5	4
Related party of SingTel Strategic Investments Pte Ltd.	128	211	125	211
	162	**256**	**460**	**568**
Sales of prepaid cards				
Subsidiaries	-	-	**5,828**	**8,252**
Dividend income				
Subsidiaries	-	-	**1,482**	-
Interest income				
Subsidiaries	-	-	9	1
Thanachart Group	2	7	2	7
	2	**7**	**11**	**8**
Other income				
Subsidiaries	-	-	29	29
Shin Corporation and its related parties	-	1	-	-
	-	**1**	**29**	**29**
Rental and other service expenses				
Subsidiaries	-	-	1,157	1,252
Shin Corporation and its related parties	104	77	96	58
SingTel Strategic Investments Pte Ltd. and its related parties	80	96	72	96
Thanachart Group	3	12	2	9
	187	**185**	**1,327**	**1,415**
Advertising expense - net*				
Related parties of Shin Corporation	**47**	**76**	**42**	**70**
Advertising expense - gross **				
Related parties of Shin Corporation	**169**	**229**	**165**	**201**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	24	65
Related parties of Shin Corporation	32	58	32	56
	32	**58**	**56**	**121**
Commission expense				
Subsidiary	-	-	**291**	**357**
Management benefit expenses	**17**	**33**	**17**	**24**
Interest expense				
Subsidiaries	-	-	9	87
Thanachart Group	1	1	1	1
	1	**1**	**10**	**88**

Balances as at 31 March 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	3,523	5,283
Shin Corporation and its related parties	16	17	4	4
Related party of SingTel Strategic Investments Pte Ltd.	120	184	119	181
Total	**136**	**201**	**3,646**	**5,468**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	41	25
	-	-	41	25
Short-term loans				
Subsidiaries	-	-	990	465
Total	**-**	**-**	**1,031**	**490**

As at 31 March 2009, short-term loans at call to subsidiaries represent promissory notes, bearing interest at the rate of 5.10% per annum *(31 December 2008: 5.37% per annum).*

Movements during the three-month periods 31 March 2009 and 2008 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	465	59
Increase	525	14
At 31 March	**990**	**73**

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Trade accounts payable				
Subsidiaries	-	-	372	367
Shin Corporation and its related parties	36	22	27	18
Related party of SingTel Strategic Investments Pte Ltd.	51	76	51	69
Total	**87**	**98**	**450**	**454**
Amounts due to and loans from related parties				
Other payables				
Subsidiaries	-	-	441	451
Shin Corporation and its related parties	178	406	165	397
Related party of SingTel Strategic Investments Pte Ltd.	26	80	26	80
	204	486	632	928
Short-term loans				
Subsidiaries	-	-	-	5,500
Total	**204**	**486**	**632**	**6,428**

As at 31 March 2009, a short-term loans from subsidiaries was fully paid *(31 December 2008: 2.45% per annum)*

Movements during the three-month periods ended 31 March 2009 and 2008 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	5,500	12,700
Increase	-	400
Decrease	(5,500)	(6,900)
At 31 March	**-**	**6,200**

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Long-term debentures				
Director of the Company and its related parties	1	1	1	1

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into a consulting and management service agreement with a group of its subsidiaries. The Company will provide service in finance, legal, human resource and marketing consultancy and management and technical assistance to its subsidiaries. The agreement is valid for one year and is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance notice to the counterparty of not less than 3 months.

2) The Company has entered into a national roaming agreement with a subsidiary for the purpose of rendering service to customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice of 6 months in advance.

3) The Company has entered into a site share agreement with some subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

4) The Company and some subsidiaries have entered into a call center service agreement with a subsidiary. The subsidiary will provide service and required information including resolving problems requests from Group customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

5) The Company has entered into an agreement with some subsidiaries to provide payment service for goods/service purchase through electronic cash card and mobile phone. The

contract parties have a right to terminate the agreement by giving advance written notice not less than 30 days.

6) The Company and some subsidiaries have entered into an international roaming service agreement with some related parties for service rendered to customers. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

7) The Company has entered into a satellite transponder lease agreement with a related party by way of an advance payment of lease fee for the period 22 June 2006 to 21 June 2009.

8) The Group has entered into agreements with a related party to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving a written advance notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 26 August 2008 onward)	
	(Million units)			*(Price)*	*(Ratio)*
31 May 2004 (Grant III)	8.82	36.41	1 : 1	31.21	1:1.16663
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	36.27	1:1.15134
31 July 2006 (Grant V)	6.99	37.68	1 : 1	33.76	1:1.11608

Movements during the three-month periods ended 31 March 2009 and 2008 of the number of SHIN's warrants are as follows:

	Separate financial statements	
	2009	2008
	(million units)	
At 1 January	2.45	26.00
Exercised	-	(0.58)
Cancelled	-	(2.23)
At 31 March	**2.45**	**23.19**

For the three-month periods ended 31 March 2009, the Company's directors have not exercised warrants *(2008: Directors exercised warrants of 0.58 million units to acquire 0.65 million ordinary shares of SHIN).*

4 Specifically-designated bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks equal to the subsidiaries' outstanding balance of advance from customers as at 31 March 2009 amounting to Baht 1,293 million *(31 December 2008: Baht 1,315 million)* cannot be used for other purposes apart from payments to service providers.

5 Trade accounts receivable

		Consolidated financial statements		Separate financial statements	
	Note	31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(in million Baht)			
Related parties	*3*	136	201	3,646	5,468
Other parties		3,179	3,838	2,377	2,517
Accrued income		2,285	2,194	2,218	2,093
		5,600	6,233	8,241	10,078
Less allowance for doubtful accounts		(506)	(443)	(448)	(399)
Total		**5,094**	**5,790**	**7,793**	**9,679**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Related parties				
Current - 3 months	133	198	3,339	5,143
Overdue 3 - 6 months	2	3	47	47
Overdue 6 - 12 months	1	-	94	96
Overdue over 12 months	-	-	166	182
	136	201	3,646	5,468
Less allowance for doubtful accounts	-	-	-	-
Net	**136**	**201**	**3,646**	**5,468**
Other parties				
Current - 3 months	5,146	5,752	4,337	4,406
Overdue 3 - 6 months	164	161	145	132
Overdue 6 - 12 months	134	65	103	62
Overdue over 12 months	20	54	10	10
	5,464	6,032	4,595	4,610
Less allowance for doubtful accounts	(506)	(443)	(448)	(399)
Net	**4,958**	**5,589**	**4,147**	**4,211**
Total	**5,094**	**5,790**	**7,793**	**9,679**

The normal credit term granted by the Group ranges from 14 days to 30 days.

6 Investments in subsidiaries

Movements on investments during the three-month periods ended 31 March 2009 and 2008 were as follows:

	Separate financial statements	
	2009	2008
	(in million Baht)	
At 1 January	20,223	19,457
Acquisitions	-	126
At 31 March	**20,223**	**19,583**

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment by the shareholders as follows:

Company	Date of meeting	Dividend Baht/share	Amount Million Baht
Advanced Contact Center Co., Ltd.	6 March 2009	6.25	170
Advanced Magic Card Co., Ltd.	6 March 2009	8.50	212
AIN GlobalComm Co., Ltd.	5 March 2009	550.00	1,100

Investments in subsidiaries and indirect subsidiary as at 31 March 2009 and 31 December 2008, and dividend income from those investments for the three-month periods ended 31 March 2009 and 2008 were as follows:

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the three months ended	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 March 2008
	(%)						*(in million Baht)*					
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Datanetwork Solution Co., Ltd.	49.00	49.00	1	1	8	8	(8)	(8)	-	-	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	170	-
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	212	-
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	-	336	336	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	1,100	-
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	-	350	350	-	-
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	-	300	300	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Total					**26,105**	**26,105**	**(5,882)**	**(5,882)**	**20,223**	**20,223**	**1,482**	**-**

7 Capital expenditure

Acquisitions, disposals and transfers of capital expenditure during the three-month periods ended 31 March 2009 and 2008 were as follows:

	Consolidated financial statements							
	2009				2008			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
	(in million Baht)							
Cost								
At 1 January	33,870	184,149	25,584	243,603	31,562	175,978	25,351	232,891
Additions	930	1,955	85	2,970	472	1,543	86	2,101
Transfer & reclassify	(87)	(6)	87	(6)	(11)	-	11	-
Disposal	(72)	-	-	(72)	(43)	-	-	(43)
At 31 March	**34,641**	**186,098**	**25,756**	**246,495**	**31,980**	**177,521**	**25,448**	**234,949**
Accumulated depreciation and amortisation								
At 1 January	(25,726)	(111,104)	(19,046)	(155,876)	(23,001)	(97,451)	(14,758)	(135,210)
Depreciation and amortisation	(765)	(3,909)	(165)	(4,839)	(755)	(3,638)	(208)	(4,601)
Transfer & reclassify	16	-	(16)	-	-	-	-	-
Impairment loss	-	-	-	-	-	-	(15)	(15)
Disposal	68	-	-	68	41	-	-	41
At 31 March	**(26,407)**	**(115,013)**	**(19,227)**	**(160,647)**	**(23,715)**	**(101,089)**	**(14,981)**	**(139,785)**
Net book value								
At 1 January	8,144	73,045	6,538	87,727	8,561	78,527	10,593	97,681
At 31 March	**8,234**	**71,085**	**6,529**	**85,848**	**8,265**	**76,432**	**10,467**	**95,164**

	Separate financial statements							
	2009				2008			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
				(in million Baht)				
Cost								
At 1 January	31,277	169,250	4,000	204,527	29,832	159,951	3,778	193,561
Additions	371	1,934	84	2,389	459	1,541	45	2,045
Transfer & reclassify	(87)	(6)	87	(6)	(11)	-	11	-
Disposal	(71)	-	-	(71)	(55)	-	-	(55)
At 31 March	**31,490**	**171,178**	**4,171**	**206,839**	**30,225**	**161,492**	**3,834**	**195,551**
Accumulated depreciation and amortisation								
At 1 January	(24,829)	(100,166)	(2,931)	(127,926)	(22,213)	(86,506)	(2,605)	(111,324)
Depreciation and amortisation	(702)	(3,593)	(46)	(4,341)	(725)	(3,315)	(89)	(4,129)
Transfer & reclassify	16	-	(16)	-	-	-	-	-
Impairment loss	-	-	-	-	-	-	-	-
Disposal	68	-	-	68	47	-	-	47
At 31 March	**(25,447)**	**(103,759)**	**(2,993)**	**(132,199)**	**(22,891)**	**(89,821)**	**(2,694)**	**(115,406)**
Net book value								
At 1 January	6,448	69,084	1,069	76,601	7,619	73,445	1,173	82,237
At 31 March	**6,043**	**67,419**	**1,178**	**74,640**	**7,334**	**71,671**	**1,140**	**80,145**

8 Trade accounts payable

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(in million Baht)			
Related parties	*3*	87	98	450	454
Other parties		3,739	4,165	2,924	3,210
Total		**3,826**	**4,263**	**3,374**	**3,664**

9 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Current				
Current portion of long-term borrowings, net	452	397	452	397
Current portion of long-term debentures, net	3,418	6,621	3,418	6,621
Current portion of finance lease liabilities	19	19	15	15
	3,889	7,037	3,885	7,033
Non-current				
Long-term borrowings, net	17,513	17,744	17,513	17,744
Long-term debentures, net	19,477	11,989	19,477	11,989
Finance lease liabilities	42	42	35	34
	37,032	29,775	37,025	29,767
Total	**40,921**	**36,812**	**40,910**	**36,800**

Long-term borrowings

On 23 February 2009, the Company had drawn down under a export credit agency loan of USD 13.01 million bearing interest at USD LIBOR plus a margin as agreed by the Company and banks.

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

On 23 January 2009, the Company issued unsubordinated and unsecured debentures as follows:

1) Debenture of 5 million units of Baht 1,000 each, amounting to Baht 5,000 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first 2.5 year and 5.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 July 2012.

2) Debenture of 2.5 million units of Baht 1,000 each, amounting to Baht 2,500 million. Such debentures bear interest at fixed rate of 4.00% p.a. for the first and second year, 5.00% p.a. for the third and fourth year, and 6.00% p.a. for the last year, payable on a quarterly basis commencing from the issuing date. These debentures will be entirely redeemed on 23 January 2014.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 March 2009 and 31 December 2008 are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in million Baht)			
Long-term debentures	**22,927**	**18,627**	**23,877**	**19,207**

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

Movement during the three-month periods ended 31 March 2009 and 2008 of borrowings were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht)			
At 1 January	36,812	29,966	36,800	29,948
Additions	7,968	5	7,967	4
Bond issuing cost	(19)	-	(19)	-
Repayments	(3,206)	(4,256)	(3,204)	(4,254)
Unrealised loss (gain) on foreign exchange	(637)	493	(637)	493
Amortisation of bond issuing cost	3	1	3	1
Amortisation of discounted bill of exchange	-	8	-	8
At 31 March	**40,921**	**26,217**	**40,910**	**26,200**

10 Share capital

	Par value per share	2009 Number	2009 Baht	2008 Number	2008 Baht
	(in Baht)	*(million shares / million Baht)*			
Authorised					
At 1 January					
- ordinary shares	*1*	4,997	4,997	4,997	4,997
At 31 March					
- ordinary shares	***1***	**4,997**	**4,997**	**4,997**	**4,997**
Issued and paid-up					
At 1 January					
- ordinary shares	*1*	2,962	2,962	2,958	2,958
Issue of new shares	*1*	-	-	2	2
At 31 March					
- ordinary shares	***1***	**2,962**	**2,962**	**2,960**	**2,960**

During the three-month period ended 31 March 2009, the Company registered the increase in share capital with the Ministry of Commerce for 9.2 thousand ordinary shares from the exercise of 8.0 thousand warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 9.2 thousand and Baht 1 million, respectively.

As at 31 March 2009, the total issued number of ordinary shares is 2,962 million shares *(31 December 2008: 2,962 million shares)* with a par value of Baht 1 per share *(31 December 2008: Baht 1 per share)*. All issued shares are fully paid.

11 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	30 May 2003 (Grant II)	31 May 2004 (Grant III)	31 May 2005 (Grant IV)	31 May 2006 (Grant V)
Warrants (Million units)	8.47	9.00	9.69	10.14
Exercise price per unit	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1
Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards)				
- Price	39.13	83.84	98.67	87.33
- Ratio	1 : 1.10857	1 : 1.09477	1 : 1.08103	1 : 1.04738
Ninth adjustment to exercise price per unit and ratio (effective from 24 August 2007 onwards)				
- Price	38.32	82.11	96.63	85.52
- Ratio	1 : 1.13197	1 : 1.11788	1 : 1.10385	1 : 1.06949
Tenth adjustment to exercise price per unit and ratio (effective from 16 April 2008 onwards)				
- Price	37.61	80.57	94.82	83.92
- Ratio	1 : 1.15356	1 : 1.13920	1 : 1.12490	1 : 1.08989
Eleventh adjustment to exercise price per unit and ratio (effective from 22 August 2008 onwards)				
- Price	-	79.65	93.73	82.96
- Ratio	-	1 : 1.15247	1 : 1.13801	1 : 1.10259

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Ninth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 14 August 2007, the Board passed a resolution to approve the ninth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 39.13 per unit to Baht 38.32 per unit, from Baht 83.84 per unit to Baht 82.11 per unit, from Baht 98.67 per unit to Baht 96.63 per unit and from Baht 87.33 per unit to Baht 85.52 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.10857 to 1 : 1.13197 for grant II, from 1 : 1.09477 to 1 : 1.11788 for grant III, from 1 : 1.08103 to 1 : 1.10385 for grant IV and from 1 : 1.04738 to 1 : 1.06949 for grant V. The new exercise price and exercise ratio were effective from 24 August 2007 onwards.

Tenth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 10 April 2008, the shareholders passed a resolution to approve the tenth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 38.32 per unit to Baht 37.61 per unit, from Baht 82.11 per unit to Baht 80.57 per unit, from Baht 96.63 per unit to Baht 94.82 per unit and from Baht 85.52 per unit to Baht 83.92 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13197 to 1 : 1.15356 for grant II, from 1 : 1.11788 to 1 : 1.13920 for grant III, from 1 : 1.10385 to 1 : 1.12490 for grant IV and from 1 : 1.06949 to 1 : 1.08989 for grant V. The new exercise price and exercise ratio were effective from 16 April 2008 onwards.

Eleventh adjustment to exercise price and exercise ratio of warrant grant III, grant IV and grant V

At the Board of Directors' meeting held on 13 August 2008, the shareholders passed a resolution to approve the eleventh adjustment of the exercise price of warrants grant III, grant IV and grant V from Baht 80.57 per unit to Baht 79.65 per unit, from Baht 94.82 per unit to Baht 93.73 per unit and from Baht 83.92 per unit to Baht 82.96 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.13920 to 1 : 1.15247 for grant III, from 1 : 1.12490 to 1 : 1.13801 for grant IV and from 1 : 1.08989 to 1 : 1.10259 for grant V. The new exercise price and exercise ratio were effective from 22 August 2008 onwards.

Movements in the number of warrants outstanding during the three-month periods ended 31 March 2009 and 2008 are as follows:

	2009			2008		
	Directors	Employees	**Total**	Directors	Employees	**Total**
			(million units)			
At 1 January	6.14	16.83	22.97	6.47	19.87	26.34
Exercised	-	(0.47)	(0.47)	(0.03)	(2.45)	(2.48)
At 31 March	**6.14**	**16.36**	**22.50**	**6.44**	**17.42**	**23.86**

Exercised warrants

During the three-month period ended 31 March 2009, 0.47 million warrants was exercised by the Company's employees. The exercise of 0.47 million warrants during this period increased paid-up share capital and premium on share capital by Baht 9.2 thousand and Baht 1 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.47 million units or 0.54 million shares on 2 April 2009. The Company received advanced payment from shareholders for 0.54 million shares in the amount of Baht 43 million in the quarter ended 31 March 2009 (see Note 18).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders. The BOD or AGM approved the dividend in excess of 50% of its net profit; therefore, the Company has to adjust the exercise price & ratio as per the Prospectus clause no. 2.6.

12 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Financial information based on business segment in the consolidated financial statements for the three-month periods ended 31 March 2009 and 2008 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2009	2008	2009	2008	2009	2008	2009	2008
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	24,081	25,467	12	13	174	202	24,267	25,682
Revenue from sales	-	-	2,033	2,966	-	-	2,033	2,966
Total revenues	**24,081**	**25,467**	**2,045**	**2,979**	**174**	**202**	**26,300**	**28,648**
Operating expenses:								
Cost of sales, services and equipment rentals	(14,940)	(15,520)	(1,999)	(2,751)	(97)	(128)	(17,036)	(18,399)
Selling and administrative expenses	(2,195)	(2,368)	(193)	(153)	(44)	(47)	(2,432)	(2,568)
Operating profit (loss)	**6,946**	**7,579**	**(147)**	**75**	**33**	**27**	**6,832**	**7,681**

13 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month periods ended 31 March 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the periods as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,567**	**5,124**	**5,620**	**4,353**
Number of ordinary shares outstanding	**2,962**	**2,959**	**2,962**	**2,959**
Earnings per share (basic) ***(in Baht)***	**1.54**	**1.73**	**1.90**	**1.47**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month periods ended 31 March 2009 and 2008 was based on the profit for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the periods after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,567**	**5,124**	**5,620**	**4,353**
Number of ordinary shares outstanding	**2,962**	**2,959**	**2,962**	**2,959**
Earnings per share (diluted) ***(in Baht)***	**1.54**	**1.73**	**1.90**	**1.47**

16 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing can not be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

17 Significant event

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those

amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the

Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

At present, said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 122 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in

favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer ownership under the Agreement.

The above dispute is in process of DPC to prepare the objection according to arbitration procedures. The Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

At present, the said case is under the court process. The Company's management believes that the result of the said case shall be in favour of the Company and have no material impact on the financial statements of the Company. Further reason, the symbol "+" is an international symbol. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialling operator. So, the Company has not infringed and made damage to CAT.

18 Event after the balance sheet date

Warrants granted to directors and employees – exercised

As mentioned in Note 11, during the three-month period ended 31 March 2009, the Company's warrants of 0.47 million units was exercised at Baht 79.65 each. The Company registered the increase in the share capital with the Ministry of Commerce on 2 April 2009.

In April 2009, a total of 0.04 million units of the Company's warrants were exercised at Baht 79.65 each. The Company registered the increase in the share capital with the Ministry of Commerce on 6 May 2009.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,962 million to Baht 2,962 million, and from Baht 21,546 million to Baht 21,592 million, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 8 April 2009, the shareholders passed a resolution to approve a declaration of dividend for 2,962 million shares of Baht 3.30 each, totalling Baht 9,774 million. The dividend will be paid to the shareholders on 4 May 2009.

19 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2008 and the statement of income for the three-months period ended 31 March 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2008					
	Consolidated financial statements			Separate financial statements		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
	(in million Baht)					
Balance sheet						
Cash and cash equivalents	16,301	(1,292)	15,009	-	-	-
Specifically-designated bank deposits	-	1,315	1,315	-	-	-
Current investments	226	(86)	140	-	-	-
Other long-term investments	93	63	156	-	-	-
		-			-	
Statement of income						
Selling and administration expenses	2,585	(2,585)	-	2,593	(2,593)	-
Director's remuneration	3	(3)	-	3	(3)	-
Interest expense	374	(374)	-	461	(461)	-
Selling expenses	-	641	641	-	619	619
Administrative expenses	-	1,894	1,894	-	1,933	1,933
Management benefit expenses	-	33	33	-	24	24
Finance costs	-	394	394	-	481	481
		-			-	

The reclassifications have been made in order to comply with the Announcement of the Department of Business Development B.E. 2009 and because, in the opinion of management, the new classification is more appropriate to the Group's business.